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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO

                                 (RULE 14D-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                            CLINTRIALS RESEARCH INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                            INDIGO ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                        INVERESK RESEARCH (CANADA) INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                        INVERESK RESEARCH GROUP LIMITED
                       (NAME OF FILING PERSONS (OFFEROR))

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   188767107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEWART G. LESLIE
                        INVERESK RESEARCH GROUP LIMITED
                          ELPHINSTONE RESEARCH CENTRE
                         TRANENT, EAST LOTHIAN EH33 2NE
                            SCOTLAND, UNITED KINGDOM
                                44 1875 614 545

                                WITH A COPY TO:

                              JOHN A. HEALY, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
    (NAME, ADDRESS AND TELEPHONE NO. OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE

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               TRANSACTION VALUATION                               AMOUNT OF FILING FEE
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
                  Not Applicable                                      Not Applicable
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

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE  FILING PARTIES:  NOT APPLICABLE
FORM OR REGISTRATION NO.:  NOT APPLICABLE  DATE FILED:      NOT APPLICABLE

[X] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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ITEMS 1 -- 11.

     Not applicable.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

     Text of Press Release issued by Clintrials Research Inc. on February 22, 2001.

           CLINTRIALS RESEARCH ANNOUNCES DEFINITIVE MERGER AGREEMENT

FOR IMMEDIATE RELEASE

     RESEARCH TRIANGLE PARK, NC, FEBRUARY 22, 2001 -- ClinTrials Research, Inc. (NASDAQ: CCRO) ("ClinTrials") and Indigo Acquisition Corp. ("Indigo") announced today that they have entered into a definitive merger agreement for Indigo to acquire all of the outstanding shares of ClinTrials for $6.00 per share in cash.

     Under the terms of the agreement, Indigo will commence a tender offer for all of the outstanding shares of ClinTrials at $6.00 per share within seven business days. The tender offer will be subject to at least a majority of the outstanding ClinTrials shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions. Any ClinTrials shares not acquired pursuant to a successful tender offer will be acquired in a subsequent merger at the same $6.00 per share cash price.

     In connection with the execution of the merger agreement, Indigo has entered into an agreement with the holders of approximately 21% of ClinTrials outstanding shares under which such holders have agreed to tender their shares in the tender offer.

     ClinTrials is a global contract research organization headquartered near Research Triangle Park, North Carolina with offices in Maidenhead, England; Glasgow, Scotland; Montreal, Canada; Brussels, Belgium; Paris, France; Melbourne, Australia; Tel Aviv, Israel; Milan, Italy; Warsaw, Poland; Madrid, Spain; and Munich, Germany. With more than 1,500 employees, ClinTrials provides comprehensive research services, including monitoring, data management and biostatistics, medical and regulatory services to pharmaceutical, biotechnology and medical device clients.

     Paul Ottaviano, Chief Executive Officer of ClinTrials said, "We are very pleased with this transaction from the perspective of shareholders. We believe the combination with Indigo will allow the combined company to maximize its potential in offering contract research services".

     Indigo is a private, wholly-owned subsidiary of Inveresk Research Group Limited ("Inveresk"). Headquartered near Edinburgh, Scotland, Inveresk is a leading European provider of contract research services, primarily to the pharmaceutical and biotechnology industry.

     Dr. Walter Nimmo, Chief Executive Officer of Inveresk, said today, "We are excited by the opportunity offered by the merger of Indigo and ClinTrials. The businesses are complementary. The combination represents a key step in the building of Inveresk's clinical trials business on a world-wide basis".

     ClinTrials will announce later today its results for the fourth quarter and full year ended December 31, 2000.

     This release includes certain forward-looking statements that are based upon the belief of the management of ClinTrials, Indigo and Inveresk. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the possible inability of Inveresk to complete the acquisition of ClinTrials. These uncertainties are in addition to the risk factors detailed in the Company's Securities and Exchange Commission filings and in the earnings press release.

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     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN
OFFER TO SELL SECURITIES OF CLINTRIALS. AT THE TIME THE OFFER IS COMMENCED, INDIGO WILL FILE A TENDER OFFER STATEMENT (INCLUDING RELATED TENDER OFFER DOCUMENTS SUCH AS AN OFFER TO PURCHASE AND A FORM OF LETTER OF TRANSMITTAL FOR SHAREHOLDERS OF CLINTRIALS) WITH THE SEC, AND CLINTRIALS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHAREHOLDERS OF CLINTRIALS ARE URGED TO READ THESE DOCUMENTS BEFORE MAKING A DECISION ABOUT THE OFFER. IN ADDITION, THE DOCUMENTS FILED BY INDIGO WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV.

CONTACT:

GCI
Christopher Gordon
(212) 886-3428

ClinTrials Research, Inc.
Paul Ottaviano
Chief Executive Officer
(919) 460-9005

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